UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

 LEXINGTON REALTY TRUST
(Name of Subject Company (Issuer))
LEXINGTON REALTY TRUST
(Name of Filing Person (Offeror))

5.45% Exchangeable Guaranteed Notes due 2027	529289AA8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

T. Wilson Eglin
Chief Executive Officer and President
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Joseph S. Bonventre, Esq.
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,150,000	$7,122.39
*
The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 5.45% Exchangeable Guaranteed Notes due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of December 15, 2011 there was $62,150,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $62,150,000.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.   The filing fee was previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on December 16, 2011(the “Original Schedule TO”), as amended and supplemented (the “Schedule TO”) with respect to the Indenture, dated as of January 29, 2007 (the “Base Indenture”), among Lexington Realty Trust (for itself and as successor to The Lexington Master Limited Partnership), a Maryland real estate investment trust (the “Company”), the other guarantors named therein and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of January 29, 2007 (the “First Supplemental Indenture”), among the Company, the other guarantors named therein and the Trustee, for the Company's 5.45% Exchangeable Guaranteed Notes due 2027 (the “Notes”), as amended and supplemented by the Second Supplemental Indenture, dated as of March 9, 2007 (the “Second Supplemental Indenture”), as amended and supplemented by the Third Supplemental Indenture, dated as of June 19, 2007 (the “Third Supplemental Indenture”), as amended and supplemented by the Fourth Supplemental Indenture, dated as of December 31, 2008 (the “Fourth Supplemental Indenture”), as amended and supplemented by the Fifth Supplemental Indenture, dated as of June 9, 2009 (the “Fifth Supplemental Indenture”), and as amended and supplemented by the Sixth Supplemental Indenture, dated as of January 26, 2010 (the “Sixth Supplemental Indenture,” and, together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture, the “Indenture”), among the Company, the other guarantors named therein and the Trustee.

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes as set forth in the Issuer Repurchase Option Notice for 5.45% Exchangeable Guaranteed Notes due 2027, dated December 16, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 1 related to the January 13, 2012 amendment and restatement of the Company’s Revolving Credit Facility described in the Schedule TO to, among other things, extend the maturity date of the Revolving Credit Facility.  Only those items amended are reported in this Amendment No. 1.  Except as specifically provided herein, the information contained in the Original Schedule TO and the Repurchase Option remains unchanged and this Amendment No. 1 does not modify any of the information reported on the Original Schedule TO or the Repurchase Option.  You should read this Amendment No. 1 together with the Original Schedule TO and the Repurchase Option.

Items 7.  Source and Amount of Funds or Other Consideration.

Item 7 of the Original Schedule TO is amended and supplemented by the following deemed amendment to the Company Notice:

Section  2.3 on page 6 of the Company Notice is hereby deleted and replaced in its entirety by the following:

“In the event any Notes are tendered and accepted for payment, we intend to use available cash on hand and/or borrowings under our approximately $300.0 million secured revolving credit facility (the “Revolving Credit Facility”) to pay the Optional Repurchase Price for the Notes. The parties to the amended and restated credit agreement (the “Amended and Restated Credit Agreement”) governing the Revolving Credit Facility are us, Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., as borrowers, KeyBank National Association, as agent, and each of the financial institutions initially a signatory thereto, as lenders.

Under the Revolving Credit Facility, we may borrow up to approximately $300.0 million. As of January 13, 2012, we had $20.0 million outstanding under the Revolving Credit Facility that was amended by the Amended and Restated Credit Facility and outstanding undrawn letters of credit of approximately $4.1 million written against the line leaving approximately $275.9 million of borrowing capacity. Borrowings under the Revolving Credit Facility currently bear interest at 187.5 basis points over LIBOR. The Revolving Credit Facility matures in January, 2015, but can be extended to January, 2016, at our option subject to the satisfaction of certain conditions. We plan to extend the maturity of the Revolving Credit Facility or, in the alternative, refinance and/or repay all outstanding loan amounts under the Revolving Credit Facility in full on or prior to the current maturity.”

Item 11.  Additional Information.

The information set forth in Section 12 of the Company Notice entitled “Additional Information” is incorporated herein by reference.

Item 11 of the Original Schedule TO is hereby amended by the following deemed amendment to the Company Notice:

The third paragraph of Section 12 of the Company Notice entitled “Additional Information” is hereby deleted and replaced with the following:

“The documents listed below (as such documents may be amended from time to time) contain important information about us and our financial condition, and we incorporate by reference such documents herein:

•	our Annual Report on Form 10-K for the year ended December 31, 2010;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2011;
•
our Current Reports on Form 8-K or Form 8-K/A filed on January 6, 2011, February 2, 2011, April 25, 2011, April 27, 2011, May 19, 2011, May 24, 2011, June 22, 2011, January 6, 2012 (except for the information furnished under Item 7.01) and January 17, 2012;

•	our Definitive Proxy Statement dated April 6, 2011; and
•
the description of our Common Shares contained in our Registration Statement on Form S-3 (Registration No. 333-157858), filed with the SEC on September 1, 2009, together with all amendments and reports updating such description.”

Item 12. Exhibits.

Item 12 of the Original Schedule TO is amended and restated in its entirety as follows:

The information under the heading “Exhibit Index” appearing after the signature page to the Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXINGTON REALTY TRUST

By:	/s/ T. Wilson Eglin
Name: T. Wilson Eglin
Title: Chief Executive Officer

Date: January 17, 2012

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)(A)	Issuer Repurchase Option Notice for 5.45% Exchangeable Guaranteed Notes due 2027, dated December 16, 2011

99(a)(1)(B)	Form W-9 (included as Annex D to Exhibit 99(a)(1)(A))

99(a)(2)	None

99(a)(3)	None

99(a)(4)	None

99(a)(5)	Press release issued by the Company on December 16, 2011

99(b)
Amended and Restated Credit Agreement, dated as of January 13, 2012 among the Issuer, Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., as borrowers, KeyBank National Association, as agent, and each of the financial institutions initially a signatory thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 17, 2012 and incorporated herein by reference).

99(d)(1)
Indenture, dated as of January 29, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 29, 2007 (the “01/29/07 8-K”) and incorporated herein by reference)

99(d)(2)
First Supplemental Indenture, dated as of January 29, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee, including the Form of 5.45% Exchangeable Guaranteed Notes due 2027 (filed as Exhibit 4.2 to the 01/29/07 8-K and incorporated herein by reference)

99(d)(3)
Second Supplemental Indenture, dated as of March 9, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on March 9, 2007 (the “03/09/07 8-K”)  and incorporated herein by reference)

99(d)(4)
Third Supplemental Indenture, dated as of June 19, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on June 22, 2007 and incorporated herein by reference)

99(d)(5)
Fourth Supplemental Indenture, dated as of December 31, 2008, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on January 2, 2009 and incorporated herein by reference)

99(d)(6)
Fifth Supplemental Indenture, dated as of June 9, 2009, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 15, 2009 and incorporated herein by reference)

99(d)(7)
Sixth Supplemental Indenture, dated as of January 26, 2010 among the Company (for itself and as successor to The Lexington Master Limited Partnership), the guarantors named therein and U.S. Bank National Association, as trustee, including the Form of 6.00% Convertible Guaranteed Notes due 2030 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 26, 2010 and incorporated herein by reference)

99(d)(8)
Registration Rights Agreement, dated as of January 29, 2007, among the Company, Lepercq Corporate Income Fund L.P., Lepercq Corporate Income Fund II L.P., Lehman Brothers Inc. and Bear, Stearns & Co. Inc., for themselves and on behalf of the initial purchasers named therein (filed as Exhibit 4.3 to the 01/29/07 8-K and incorporated herein by reference)

99(d)(9)
Registration Rights Agreement, dated as of March 9, 2007, among the Company, Lepercq Corporate Income Fund L.P., Lepercq Corporate Income Fund II L.P., Lehman Brothers Inc. and Bear, Stearns & Co. Inc., for themselves and on behalf of the initial purchasers named therein (filed as Exhibit 4.4 to the 03/09/07 8-K and incorporated herein by reference)

99(g)	None

99(h)	None